UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on natural gas flow and processing

—

Rio de Janeiro, December 29, 2023 – Petróleo Brasileiro S.A. – Petrobras informs that together with Equinor Energy do Brasil Ltda. (Equinor) signed the contracts for the Campos Basin Integrated Natural Gas Flow System (SIE-BC) and access to the Cabiúnas Gas Treatment Unit (UTGCAB).

With the signing of these contracts, Equinor will be able to transport natural gas from the Roncador field, located in the Campos Basin, from January 1, 2024. Equinor has a 25% stake in Roncador, while Petrobras is the operator of the field and holds the other 75%.

The SIE-BC is made up of sea and land pipelines owned by Petrobras, which connect to the UTGCAB, also owned by Petrobras, located in Cabiúnas, Rio de Janeiro.

In this way, Petrobras complies with the provisions of the Gas Law, negotiating access to infrastructure and enabling the diversification of agents in all links of the natural gas chain. Petrobras currently has contracts to share the infrastructure in the Santos Basin (SIE BS and SIP), the Catu Cluster (BA) and the Cacimbas Cluster (ES).

SIE-BC gas pipelines and Campos Basin natural gas processing plant

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer